EXHIBIT 99.1

November 22, 2012

Immediate Report – A Transaction with the Controlling Shareholder or a Board Member,
Which does Not Require Shareholder Approval.

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the decision of the Communication Minister under the policy document on intensifying the competition in the landline communication market (the “Policy Document”), adopting the recommendations of the Hayek Committee on this issue (see immediate report from October 5, 2011), Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that on November 21, 2012 the Company’s board of directors (after receiving the approval of the Company’s audit committee) decided to authorize the Company to enter into an agreement with Partner Communications Company, Ltd. (“Partner”) regarding the wholesale market (“Bitstream Access”), which will provide for the following:

1.	Defining the principles and the scope of the services to be provided by Bitstream Access, supporting the access to the Internet, Voice, Media and TV.

2.
The Company and Partner (the “Parties”) will negotiate the prices for these services and all other ancillary services. If the Parties will not agree on the prices within the period specified in the agreement, they will wait for the final decision of the Communication Ministry, which will be provided according to the Policy Document.

3.
The Parties will seek to sign a detailed agreement according to the agreed upon principles. After the signing of such detailed agreement and the final determination of the prices for the services, the Company will be able to publish the agreement as a shelf proposal (as defined in the Policy Document as a proposal into which any third party may join and receive the services under similar conditions).

The Audit Committee’s and Board of Directors’ Reasons for Approving the Transaction are as follows:

1.
Publishing the agreement as a shelf proposal will promote the possibility that the Communications Minister will cancel the structural separation imposed on the Company within nine months. Such cancelation will improve the Company’s business flexibility and its ability to compete in the communication market;

2.
The Company believes that this engagement will promote the chances (even though there is no certainty) to receive relief from the antitrust authority with respect to increase the Company’s holding in DBS Satellite Service (1998) Ltd. (“Yes”) and its cooperation with it.

3.
In light of the complexity of the wholesale market, the Company prefers to base the activity in this market on commercial agreements rather than regulatory decisions. According to the Policy Document, the absence of an agreement between the Company and another major operator may cause the Communication Ministry to set the tariffs unilaterally. The agreement, as proposed, is advancing the prospect that the terms will be set by an agreement between the Parties.

The Company’s engagement with other operators in agreements to provide wholesale communication services may, in certain scenarios, enable the Company’s controlling shareholder to receive regulatory relief in connection with the limitations of the antitrust authority on its holdings of Yes. This may be deemed as a personal interest of the controlling shareholder in the transaction with Partner. Accordingly, the Company’s board of directors (after receiving the approval of the Company’s audit committee) approved that this transaction is in the ordinary course of business and beneficial for the Company. As such, this transaction does not require the approval of the Company’s shareholders.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.